Phone:	215-569-5734
Fax:	215-832-5734
Email:	schwartz-g@blankrome.com

March 25, 2011

BY EDGAR

Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Cornerstone Progressive Return Fund (the “Fund”)
SEC File Numbers: 333-172319 and 811-22066

Dear Mr. Rupert:

On behalf of the Fund, and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the Fund’s registration statement on Form N-2 filed on February 17, 2011 and amended on March 24, 2011 (the “Registration Statement) be accelerated so that the Registration Statement will become effective on Friday, April 1, 2011 (the “Effective Date”), or as soon thereafter as practicable.

Our client has selected the Effective Date to provide the Fund sufficient time to commence and conclude the offering during a time period that it believes, based on current market conditions, is advantageous to the Fund.

In connection with the foregoing acceleration request, the Fund hereby acknowledges that:

-           should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it will not foreclose the Commission from taking any action with respect to the Registration Statement;

-           the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement

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Kevin Rupert
March 25, 2011

effective, will not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

-           it will not assert such action by the Commission or the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the above, please phone me at (215) 569-5734.  Thank you for your continued assistance.

Very truly yours,

/s/ Geoffrey D. Schwartz

GEOFFREY D. SCHWARTZ